PMU News Release #09-02
TSX, NYX Symbol PMU

March 13, 2009

Pacific Rim Mining Announces Fiscal 2009 Third Quarterly Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the three months ended January 31, 2009. Details of the Company’s financial results are provided in its Q3 2009 unaudited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be mailed to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold district in El Salvador. The Company owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Alternext US (“NYX”).

Financial Highlights

	Three Months Ended January 31, 2009	Three Months Ended January 31, 2008	Nine Months Ended January 31, 2009	Nine Months Ended January 31, 2008
Summarized Statement of Loss*
Exploration expenditures	$959	$3,273	$4,646	$8,996
Loss from Continued Operations	$(1,629)	$(3,976)	$(7,982)	$(9,909)
Discontinued Operations income (loss) of Denton-Rawhide joint venture	$1,246	$273	$3,118	$1,808
Loss for the period	$(383)	$(3,703)	$(4,864)	$(6,701)
Loss per share after Discontinued Operations (basic and diluted)	$(0.00)	$(0.03)	$(0.04)	$(0.06)
Weighted average shares outstanding (basic and diluted)	116,915,460	110,053,862	116,915,460	109,920,529

Summarized Statement of Cash Flows*
Cash Flow used for operating activities	$(1,738)	$(3,976)	$(8,319)	$(10,202)
Cash Flow provided by (used for) investing activities	$(1,334)	$3,132	$5,988	$6,614
Net increase decrease in cash and cash equivalents	$(2,224)	$(364)	$(371)	$(1,741)
	At January 31, 2009		At April 30, 2008
Summarized Balance Sheet*
Cash and cash equivalents	$1,551		$1,922
Short-term investments	$nil		$4,232
Current assets	$3,427		$7,666
Total assets	$9,017		$18,270
Total liabilities	$1,411		$6,109
Working Capital	$3,062		$4,723

*all amounts in thousands of US dollars, except share and per share amounts

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Fiscal 2008 Technical and Corporate Developments

Significant technical and corporate activities during the three months ended January 31, 2009 include:

  Pacific Rim appointed Steven Krause, CA, CPA (Illinois) to the position of Chief Financial Officer (“CFO”) of the Company. Mr. Krause is a founder and principal of Avisar Chartered Accountants and brings to the Company his expertise based on fourteen years of accounting, audit and management experience related to public exploration and mining companies.

  On December 9, 2008 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim, filed a Notice of Intent to commence international arbitration proceedings against the Government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”). Pac Rim Cayman’s claims under CAFTA are based on the Government of El Salvador’s breaches of international and El Salvadoran law arising out of the Government’s failure, within its own mandated time frames and pursuant to the clear terms of applicable laws, to issue exploration and exploitation permits to which Pac Rim Cayman is entitled. This inaction by the Government of El Salvador has resulted in significant loss to the Company, its employees, and the local communities.

Subsequent to the end of Q3 2009, the following events occurred:

  The Company decided to defer completion of the El Dorado feasibility study because of: ongoing volatility in capital costs as changes in commodity prices begin to be reflected in the prices for capital items; the Company’s focus on saving cash until these inputs have stabilized and the study can accurately reflect changed economic realities; and, uncertainty in the timing of the El Dorado permitting process.

Results of Operations

As a result of the sale of its Denton-Rawhide assets (being its only source of revenue) during Q2 2009, the Company no longer accounts for Revenue and Mine Operating Costs from the sale of gold and silver as Mine Operating Income. Revenue and operating costs from the Denton-Rawhide operation (to which the Company was entitled and responsible, respectively, until December 31, 2008) are accounted for as Discontinued Operations (Income from the Denton-Rawhide Joint Venture).

For the three months ended January 31, 2009, Pacific Rim recorded a loss for the period of $(0.4) million or $(0.00) per share, compared to a loss of $(3.7) million or $(0.03) per share for the three months ended January 31, 2008. The $3.3 million decrease in net loss for Q3 2009 compared to Q3 2008 results from significantly reduced exploration expenditures ($1.0 million for Q3 2009 compared to $3.3 million for Q3 2008), a decrease in general and administrative expenses ($0.4 million for Q3 2009 compared to $0.6 million for Q3 2008), an increase in proceeds from discontinued operations (income from Denton-Rawhide was $1.2 million for Q3 2009 compared to $0.3 million for Q3 2008).

For the nine months ended January 31, 2009, Pacific Rim recorded a loss for the period of $(4.9) million or $(0.04) per share, compared to a loss of $(6.7) million or $(0.06) per share for the nine months ended January 31, 2008. The $1.8 million decrease in net loss period over period is due to substantially decreased exploration expenditures ($4.6 million for the first nine months of fiscal 2009 compared to $9.0 million for the same period a year earlier) and an increase in proceeds from discontinued operations (net income from the Denton-Rawhide joint venture) of $3.1 million for the first nine months of fiscal 2009 compared to $1.8 million for the first nine months of fiscal 2008), which collectively outweigh the combined effects of increased general and administrative expenses ($3.1 million for the first nine months of fiscal 2009 compared to $1.9 million for the first nine months of fiscal 2008), a decrease in unrealized foreign exchange gain (from a gain of $0.6 million in the first nine months of fiscal 2008 to a loss of $0.2

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million in the first nine months of fiscal 2009) and a decrease in proceeds from discontinued operations (recovery of investment in the Andacollo Mine) from $1.4 million for the first nine months of fiscal 2008 to $nil for the comparable period of fiscal 2009.

Expenses
Operating expenses decreased significantly during Q3 2009 to $1.6 million from $4.0 million during the same period a year earlier as the Company has made significant cuts to its exploration program, staffing levels and general and administrative expenses during the current fiscal year.

Due to the cessation of the El Dorado drilling program in July 2008 and the reduction of other exploration expenses at all of the Company’s projects, exploration expenditures decreased significantly quarter over quarter, from $3.3 million during Q3 2008 to $1.0 million during Q3 2009.

General and administrative expenses decreased between Q3 2008 ($0.6 million) and Q3 2009 ($0.4 million) primarily as a result of reductions in staffing.

The Company realized marginal interest income in Q3 2009 compared to $0.1 million in Q3 2008, which was earned on cash held during each of the above 3 month periods.

The slight decrease in foreign exchange loss quarter over quarter primarily reflects minor improvements in the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

Unusual Items
There were no unusual items booked in either Q3 2009 or Q3 2008.

Liquidity and Capital Resources
Cash
At January 31, 2009 Pacific Rim’s cash and cash equivalents totalled $1.6 million, a decrease of $2.2 million from the $3.8 million balance as of October 31, 2008 (the end of the Company’s second quarter of fiscal 2009) and a decrease of 0.3 million from the April 30, 2008 balance of $1.9 million, (the end of the Company’s previous fiscal year). At January 31, 2009, as well as October 31, 2008 short term investments were $nil compared to $4.2 million at April 30, 2008. At January 31, 2009, bullion had a balance of $1.7 million compared to $nil at April 30, 2008. The current assets of discontinued operations totalled $0.1 million at January 31, 2009 compared to $0.6 million at October 31, 2008 and $1.3 million at April 30, 2008 and receivables, deposits and prepaids were $0.1 million at January 31, 2008, unchanged from the October 31, 2008 balance of $0.1 million and slightly reduced from the $0.2 million balance at April 30, 2008.

During Q3 2009 the Company’s received cash flows from discontinued operations of $0.8 million and had cash outlays of $1.3 million for the sale of discontinued operation and $1.7 million in continued operations consisting of exploration expenditures and administrative expenses, for a total decrease in cash and cash equivalents of $2.2 million during the Company’s third quarter of fiscal 2009.

Working Capital
At January 31, 2009, the value of Pacific Rim’s current assets stood at $3.4 million, compared to $7.7 million at April 30, 2008, a reduction of $4.3 million. The decrease in current assets is primarily a result of redemptions of short term investments (into cash) over the first nine months of fiscal 2009, and subsequent cash expenditures. At January 31, 2009 the Company owned 1,980 ounces of gold and 23,497 ounces of silver that had a fair market value of $2.1 million as compared to a cost of $1.8 million. The unsold amounts of gold and silver are included in bullion and discontinued operations in the current assets on the balance sheet as at January 31, 2009. Property, plant and equipment balances at January

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
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31, 2009 were unchanged from the April 30, 2008 balance of $5.6 million. The long-term asset value of Discontinued Operations was $nil at January 31, 2009 (the Company having sold its interest in the Denton-Rawhide Joint Venture) compared to a value of $5.0 million at April 30, 2008 prior to the sale. As a result, the Company’s total assets at the end of its third quarter of fiscal 2009 were $9.0 million compared to $18.3 million at the end of fiscal 2008.

At January 31, 2009, Pacific Rim had current liabilities of $0.4 million compared to $2.9 million at April 30, 2008. The $2.5 million decrease in current liabilities is due to a $1.0 million decrease in accounts payable and a $1.5 million decrease in current liabilities associated with the discontinued operations. Future income tax liabilities did not change between the fiscal 2008 year end and the end of the Company’s third quarter of fiscal 2009 and were valued at $1.0 million. Long term liabilities related to the discontinued operations were $nil at January 31, 2009 compared to $2.1 million at April 30, 2008. Currently, Pacific Rim has no short- or long-term debt.

The $4.3 million decrease in current assets offset in part by the $2.5 million decrease in current liabilities, resulted in a $1.7 million reduction in working capital from $4.7 million at April 30, 2008 to $3.0 million at January 31, 2009.

The Company has substantially reduced its El Salvador exploration programs and anticipates continuing to operate at these reduced levels during the remainder of fiscal 2009 and until such time as the El Dorado exploitation concession permit is received. The Company’s plans for the remainder of fiscal 2009 are:

  to continue working toward obtaining the El Dorado environmental and mining permits and if necessary pursue CAFTA arbitration proceedings.
  to conduct exploration work on the El Dorado, Santa Rita and Zamora-Cerro Colorado projects necessary to maintain the claims in good standing.
  to evaluate advanced-stage gold exploration projects outside of El Salvador for possible acquisition.

The Company has budgeted approximately $0.1 million per month for each of exploration expenditures and general and administrative expenses for the remainder of fiscal 2009.

If the El Dorado exploitation concession is received and adequate financing is available, the Company intends to resume exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which would result in increased exploration and general and administrative expenditures over those currently anticipated for the remainder fiscal 2009. In order to undertake an expanded exploration program the Company would likely require additional financing, potentially during fiscal 2009. Substantial additional financing will be required for the Company to commence development activities at El Dorado.

As of January 1, 2009, the Company no longer participates in the proceeds from gold and silver production at the Denton-Rawhide operation due to the Company’s sale of the assets associated with its 49% interest in Denton-Rawhide.

Production
As per the terms of sale of the Denton-Rawhide operation during Q2 2009, the Company was entitled to and received during Q3 2009 49% of the gold and silver production from Denton-Rawhide (up to and including all gold and silver produced to December 31, 2008 only). No further gold or silver production from Denton-Rawhide will be forthcoming to the Company.

Pacific Rim’s share of gold and silver produced from the Denton-Rawhide operation between November 1 and December 31, 2008 was 1,825 ounces of gold and 16,974 ounces of silver. The fair market value

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of this gold and silver when received was $1.7 million during the quarter, which was offset by $1.3 million in production costs paid to Kennecott. The unsold amounts of gold and silver are included in bullion and discontinued operations in the current assets on the balance sheet as at January 31, 2009.

Outlook
Through the remainder of fiscal 2009 Pacific Rim will continue to seek ways to reduce its general and administrative costs, and will continue to operate a significantly reduced exploration program within El Salvador until such time as the Company is granted the El Dorado exploitation concession. The Company anticipates expending approximately $0.1 million monthly on each of exploration and general and administrative costs during the remainder of fiscal 2009. Exploration-related activities will consist primarily of efforts to secure the El Dorado environmental and mining permits, field work necessary to keep its El Salvador exploration licenses in good standing, security of its buildings, equipment and property and evaluation of advanced-stage exploration projects elsewhere in the Americas for possible acquisition. This work will be revised should circumstances change and depending on the Company’s working capital balances and/or financing opportunities.

Despite having delivered a CAFTA NOI to the El Salvador government in December 2008, the Company will continue its efforts to secure approval of the El Dorado EIS and exploitation concession permit prior to formal commencement of arbitral proceedings (which under CAFTA rules can occur on or after March 9, 2009), by continuing its extensive outreach efforts to federal and municipal government officials, church leaders, business leaders, and citizens.

On March 15, 2009 a new President of El Salvador will be elected (the current President, Antonio Saca, is constitutionally prohibited from running for a second term). In deference to this democratic process, Pacific Rim may elect to wait until after the election is decided and then evaluate the post-election climate for mining in El Salvador before initiating CAFTA arbitration proceedings.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to gold price and other commodity price fluctuations; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to environmental regulation and liability; risks related to hedging activities; political and regulatory risks associated with mining and exploration; and other risks and uncertainties related to the Company’s prospects, properties and business strategy

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
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detailed elsewhere in this MD&A and in the Company’s Annual Information Form for the year ended April 30, 2008 (incorporated by reference into the Company’s Form 40F on file with the US Securities and Exchange Commission). Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The TSX and the NYX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097    Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: info@pacrim-mining.com    Website: www.pacrim-mining.com